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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

     CAPITAL PACIFIC HOLDINGS, INC. (formerly J.M. PETERS COMPANY, INC.)
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.10 PAR VALUE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                      14040M/10/4 (formerly 716035/10/0)
          -----------------------------------------------------------
                                 (CUSIP Number)

        Hadi Makarechian
        4100 MacArthur Boulevard
        Newport Beach, California 92660                   (714) 622-8400
  ----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 29, 1997
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

                                 SCHEDULE 13D

  --------------------------------------------               ------------------
  CUSIP No. 14040M/10/4 (formerly 716035/10/0)               Page 2 of 11 Pages
  --------------------------------------------               ------------------


-------------------------------------------------------------------------------
                Name of Reporting Person
    1           S.S. or I.R.S. Identification No.
                of Above Person


                  CPH 2, L.L.C.
-------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
    2                                                                    (a)/x/
                                                                         (b)/ /

-------------------------------------------------------------------------------
                SEC Use Only
    3

-------------------------------------------------------------------------------
                Source of Funds*
    4
                  00
-------------------------------------------------------------------------------
                Check Box if Disclosure of Legal                            / /
    5           Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
                Citizenship or Place of Organization
    6
                  DELAWARE
-------------------------------------------------------------------------------
                                               Sole Voting Power
          NUMBER               7
                                                  4,638,656.4
            OF               --------------------------------------------------

          SHARES                               Shared Voting Power
                               8
       BENEFICIALLY
                             --------------------------------------------------
         OWNED BY
                                               Sole Dispositive Power
           EACH                9
                                                  4,638,656.4
         REPORTING           --------------------------------------------------

          PERSON                               Shared Dispositive Power
                               10
           WITH

-------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                   4,638,656.4
-------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

-------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   30.93%
-------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

  --------------------------------------------               ------------------
  CUSIP No. 14040M/10/4 (formerly 716035/10/0)               Page 3 of 11 Pages
  --------------------------------------------               ------------------


-------------------------------------------------------------------------------
                Name of Reporting Person
    1           S.S. or I.R.S. Identification No.
                of Above Person


                  CPH3, L.L.C.
-------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
    2                                                                    (a)/x/
                                                                         (b)/ /

-------------------------------------------------------------------------------
                SEC Use Only
    3

-------------------------------------------------------------------------------
                Source of Funds*
    4
                  00
-------------------------------------------------------------------------------
                Check Box if Disclosure of Legal                            / /
    5           Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
                Citizenship or Place of Organization
    6
                  DELAWARE
-------------------------------------------------------------------------------
                                               Sole Voting Power
          NUMBER               7
                                                  6,600,033.6
            OF               --------------------------------------------------

          SHARES                               Shared Voting Power
                               8
       BENEFICIALLY
                             --------------------------------------------------
         OWNED BY
                                               Sole Dispositive Power
           EACH                9
                                                  6,600,033.6
         REPORTING           --------------------------------------------------

          PERSON                               Shared Dispositive Power
                               10
           WITH

-------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                   6,600,033.6
-------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

-------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   44.01%
-------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

  --------------------------------------------               ------------------
  CUSIP No. 14040M/10/4 (formerly 716035/10/0)               Page 4 of 11 Pages
  --------------------------------------------               ------------------


-------------------------------------------------------------------------------
                Name of Reporting Person
    1           S.S. or I.R.S. Identification No.
                of Above Person


                  Hadi Makarechian
-------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
    2                                                                    (a)/x/
                                                                         (b)/ /

-------------------------------------------------------------------------------
                SEC Use Only
    3

-------------------------------------------------------------------------------
                Source of Funds*
    4
                  00
-------------------------------------------------------------------------------
                Check Box if Disclosure of Legal                            / /
    5           Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
                Citizenship or Place of Organization
    6
                  United States
-------------------------------------------------------------------------------
                                               Sole Voting Power
          NUMBER               7
                                                  6,600,033.6
            OF               --------------------------------------------------

          SHARES                               Shared Voting Power
                               8
       BENEFICIALLY                               4,638,656.4
                             --------------------------------------------------
         OWNED BY
                                               Sole Dispositive Power
           EACH                9
                                                  6,600,033.6
         REPORTING           --------------------------------------------------

          PERSON                               Shared Dispositive Power
                               10
           WITH
                                                  4,638,656.4
-------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                   11,238,690
-------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

-------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   74.95%
-------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

  --------------------------------------------               ------------------
  CUSIP No. 14040M/10/4 (formerly 716035/10/0)               Page 5 of 11 Pages
  --------------------------------------------               ------------------


-------------------------------------------------------------------------------
                Name of Reporting Person
    1           S.S. or I.R.S. Identification No.
                of Above Person


                  Dale Dowers
-------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
    2                                                                    (a)/x/
                                                                         (b)/ /

-------------------------------------------------------------------------------
                SEC Use Only
    3

-------------------------------------------------------------------------------
                Source of Funds*
    4
                  00
-------------------------------------------------------------------------------
                Check Box if Disclosure of Legal                            / /
    5           Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
                Citizenship or Place of Organization
    6
                  United States
-------------------------------------------------------------------------------
                                               Sole Voting Power
          NUMBER               7

            OF               --------------------------------------------------

          SHARES                               Shared Voting Power
                               8
       BENEFICIALLY                               4,638,656.4
                             --------------------------------------------------
         OWNED BY
                                               Sole Dispositive Power
           EACH                9

         REPORTING           --------------------------------------------------

          PERSON                               Shared Dispositive Power
                               10
           WITH
                                                  4,638,656.4
-------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                   4,638,656.4
-------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

-------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   30.93%
-------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

  --------------------------------------------               ------------------
  CUSIP No. 14040M/10/4 (formerly 716035/10/0)               Page 6 of 11 Pages
  --------------------------------------------               ------------------


-------------------------------------------------------------------------------
                Name of Reporting Person
    1           S.S. or I.R.S. Identification No.
                of Above Person


                  Barbara Makarechian
-------------------------------------------------------------------------------
                Check the Appropriate Box if a Member of a Group*
    2                                                                    (a)/x/
                                                                         (b)/ /

-------------------------------------------------------------------------------
                SEC Use Only
    3

-------------------------------------------------------------------------------
                Source of Funds*
    4
                  00
-------------------------------------------------------------------------------
                Check Box if Disclosure of Legal                            / /
    5           Proceedings Is Required Pursuant
                to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
                Citizenship or Place of Organization
    6
                  United States
-------------------------------------------------------------------------------
                                               Sole Voting Power
          NUMBER               7

            OF               --------------------------------------------------

          SHARES                               Shared Voting Power
                               8
       BENEFICIALLY                               4,638,656.4
                             --------------------------------------------------
         OWNED BY
                                               Sole Dispositive Power
           EACH                9

         REPORTING           --------------------------------------------------

          PERSON                               Shared Dispositive Power
                               10
           WITH
                                                  4,638,656.4
-------------------------------------------------------------------------------
                Aggregate Amount Benefically Owned by Each Reporting Person
    11
                   4,638,656.4
-------------------------------------------------------------------------------
    12          Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares*                                             / /

-------------------------------------------------------------------------------
                Percent of Class Represented by Amount in Row (11)
    13
                   30.93%
-------------------------------------------------------------------------------
                Type of Reporting Person*
    14
                   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                          STATEMENT ON SCHEDULE 13D/A


Item 1.          Security and Issuer

         The title of the class of equity securities to which this Amendment to
Schedule 13D (the "Schedule 13D/A") relates is Common Stock, $0.10 par value (the "Common Stock"), of Capital Pacific Holdings, Inc. (formerly known as J.M. Peters Company, Inc.), a Delaware corporation (the "Company" or "CPH"). The address of the Company's principal executive offices is 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660.

Item 2.          Identify and Background

         (a) CPH 2, L.L.C. ("LLC") and CPH3, L.L.C. ("CPH3"), each a Delaware limited liability company, hereby file this Schedule 13D/A pursuant to Regulation 13D promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). LLC originally filed a Schedule 13D (the "Original
Schedule 13D") on January 10, 1995. Pursuant to Rule 13d-2(c) of the Act, this
Schedule 13D/A restates the complete text of the Original Schedule 13D. Hadi Makarechian, Dale Dowers and Barbara A. Makarechian are members of LLC. Hadi Makarechian is the sole member of CPH3.

         (b) The business address of LLC and CPH3 is 1776 K Street, N.W., Washington, D.C. 20006. As of the filing of this Schedule 13D/A, the business address of Hadi Makarechian, Dale Dowers and Barbara A. Makarechian is 4100 MacArthur Boulevard, Suite 200, Newport Beach, California 92660. At the time of the filing of the Original Schedule 13D, the business address of Hadi Makarechian, Dale Dowers, and Barbara A. Makarechian was 3501 Jamboree Road, Suite 200, Newport Beach, California 92660.

         (c) The principal business of each of LLC and CPH3 is to act as a holding company through which its members hold their shares of Common Stock of CPH. Hadi Makarechian is the Chairman of the Board of CPH, the Presiding Member of LLC and the sole member of CPH3. Dale Dowers is the Chief Executive Officer, President and a director of CPH, and the Executive Officer of LLC. Barbara A. Makarechian is a member of LLC and a housewife. At the time of filing the Original Schedule 13D, Hadi Makarechian was the Chairman of the Board and Chief Executive Officer of CPH and Dale Dowers was the President, Chief Operating Officer and a director of CPH.

         (d)-(e) During the five year period prior to the filing of the Original Schedule 13D and during the last five years, none of LLC, CPH3, Hadi Makarechian, Dale Dowers or Barbara A. Makarechian has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Hadi Makarechian, Dale Dowers and Barbara A. Makarechian is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration

         As set forth in the Original Schedule 13D:

         LLC acquired 4,638,656.4 shares of the Common Stock of CPH pursuant to the Merger described in Item 4 below. Prior to the Merger, LLC owned 206.37 shares of Capital Pacific Homes, Inc., a Delaware corporation ("Homes"), which shares were contributed to LLC as the initial capital contributions of Hadi Makarechian and Dale Dowers upon the formation of LLC. Prior to the Merger, Homes held 12,000,000 shares of the Common Stock of CPH.

         The formation of LLC and the Merger, both described in Item 4, did not require any financing.

         Pursuant to the Merger Agreement giving rise to the Merger, each stockholder of Homes received a number of shares of the Common Stock equal to the quotient of 12,000,000 and the total number of shares of the Common Stock of Homes multiplied by the number of shares of Homes owned by such shareholder prior to the Merger.

         As of the date of this Schedule 13D/A, Hadi Makarechian has transferred 6,600,033.6 shares of the Common Stock of CPH to CPH3, a limited liability company in which Mr. Makarechian is the sole member. The formation of CPH3 and the transfer of such shares to CPH3 did not require any financing. The Certificate of Formation and Limited Liability Company Agreement of CPH3 are filed herewith as Exhibit 7-1 and 7-2, respectively.

Item 4.          Purpose of Transactions

         As set forth in the Original Schedule 13D:

         LLC was formed on December 27, 1994 as a holding company through which Hadi Makarechian, Barbara A. Makarechian and Dale Dowers agreed to hold their shares in CPH following the Merger of Homes with and into CPH, as described hereinbelow.

         Effective December 30, 1994, Homes merged with and into CPH (the "Merger") pursuant to an Agreement and Plan of Merger, dated November 21, 1994 (the "Merger Agreement"), with CPH surviving the Merger. The Board of Directors and stockholders of Homes approved the Merger and the Merger Agreement as of November 21, 1994. On November 15, 1994, the Board of Directors of CPH delivered to the stockholders of CPH a Proxy Statement For Solicitation of Written Consent with respect to the Merger Agreement. By written consent, the holders of a majority of the issued and outstanding shares of stock of the Company voted to adopt the Merger Agreement. Accordingly, the separate legal existence of Homes was terminated. The parties to the Merger expected that the Merger would further their business objectives, including public image, reducing administrative burdens and facilitating equity investment.

         The Merger did not result in any change in the capitalization, dividend policy, corporate structure or Board of Directors of CPH. In addition, there was no modification of or amendment to the Certificate of Incorporation and Bylaws, as amended, of CPH as a result of the Merger. The Merger Agreement provided for the cancellation of each share of Common Stock of CPH held by Homes and the issuance of shares of Common Stock of CPH to the shareholders of Homes, as described in Item 3 above. The Common Stock of CPH is listed on the American Stock Exchange.

         As of the date of this Schedule 13D/A, CPH3 was formed on September 15, 1997 as a holding company through which Hadi Makarechian will hold the 6,600,033.6 shares of CPH previously held by him individually.

Item 5.          Interest in Securities of the Issuer

         As set forth in the Original Schedule 13D:

         LLC is the beneficial owner of 4,638,656.4 shares of Common Stock representing approximately 30.93 per cent of the 14,995,000 shares of Common Stock issued and outstanding. LLC has the sole power to vote or direct the vote, and to dispose or direct the disposition of all such shares.

         Hadi Makarechian, as the owner of 58.54 per cent of the membership interest of LLC, beneficially owns, has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 4,638,656.4 shares of Common Stock of CPH held by LLC. As of the date of the Original Schedule 13D, Mr. Makarechian also individually owned 6,600,033.6 shares of the Common Stock of CPH and had sole power to vote or direct the vote, and to dispose or direct the disposition of such shares. As of the date of this Schedule 13D/A, all of the shares owned by Mr. Makarechian individually have been transferred to CPH3, a limited liability company in which Mr. Makarechian is the sole member. As the owner of 100 per cent of the membership interest of CPH3, Mr. Makarechian continues to have sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

         Dale Dowers, as the owner of 41.45 per cent of the membership interest of LLC, beneficially owns, has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 4,638,656.4 shares held by LLC.

         Barbara Makarechian, as the owner of 0.01 per cent of the membership interest of LLC, beneficially owns, has shared power to vote or direct the vote, and to dispose or direct the disposition of, the 4,638,656.4 shares held by LLC.

         All of the shares beneficially owned by LLC, Hadi Makarechian, Dale Dowers and Barbara A. Makarechian were acquired on August 12, 1992, as disclosed in an original Schedule 13D filed by Homes on or about August 21, 1992.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As set forth in the Original Schedule 13D, LLC was formed, pursuant to the Certificate of Formation of LLC filed as Exhibit 1 to the Original Schedule 13D, as a holding company through which Hadi Makarechian, Dale Dowers and Barbara A. Makarechian agreed to hold their shares in CPH following the Merger, pursuant to the LLC Agreement, filed as Exhibit 2 to the Original Schedule 13D.

         As of the date of this Schedule 13D/A, CPH3 has been formed, pursuant to the Certificate of Formation filed as Exhibit 7-1 hereto, as a holding company through which Hadi Makarechian will hold the 6,600,033.6 shares of CPH previously held by him individually, pursuant to the Limited liability Company Agreement, filed as Exhibit 7-2 hereto.

         As of the date of this Schedule 13D/A, CPH3 and LLC (collectively the "Selling Stockholders") and California Housing Finance, L.P., a Delaware limited partnership (the "Purchaser") have entered into a Stock Purchase Agreement (the "Purchase Agreement") pursuant to which, subject to the terms and conditions thereof, among other things, the Selling Stockholders will sell to the Purchaser a total of 2,484,340 shares (the "Shares") of the issued and outstanding Common Stock of the Company owned by the Selling Stockholders for an aggregate purchase price of $10,000,000 (the "Purchase Price").
Simultaneous with the execution of the Purchase Agreement, the Selling Stockholders, the Purchaser and NationsBank, N.A., a national banking association (the "Escrow Agent"), have entered into an Escrow Agreement (the "Escrow Agreement"), pursuant to which, subject to the terms and conditions thereof, among other things, the Shares and the Purchase Price will be deposited into escrow with the Escrow Agent to be held during the period pending the consummation of the sale of the Shares. Upon satisfaction of certain conditions set forth in the Escrow Agreement, namely, the consummation of the transactions contemplated by the Investment Agreement (described below), the Escrow Agent will be obligated to release the Shares and the Purchase Price and the sale of the Shares will be consummated. In the event such conditions are not satisfied on or by the close of business on November 18, 1997, the Purchase Agreement, Escrow Agreement and Investment Agreement shall (unless the parties to the Investment Agreement otherwise agree in writing) automatically terminate and be of no further force or effect. Pending the consummation of the sale of the Shares, the Selling Stockholders will retain all voting rights with respect to the Shares. The Purchase Agreement and Escrow Agreement are filed herewith as Exhibit 2 and 3, respectively.

         Simultaneous with the execution of the Purchase Agreement, the Selling Stockholders, the Purchaser, the Company and certain subsidiaries thereof, and Capital Pacific Holdings, LLC (the "New LLC") have entered into an Investment and Stockholder Agreement (the "Investment Agreement") pursuant to which, subject to the terms and conditions thereof, among other things, the Company and certain subsidiaries thereof will transfer substantially all of their respective assets to the New LLC, the New LLC will assume all of the liabilities of the Company and such subsidiaries and the Purchaser will contribute to the capital of the New LLC the sum of $30,000,000. The respective membership interests in the New LLC will be 67.93% for the Company and the subsidiaries collectively and 32.07% for the Purchaser.

        The Investment Agreement includes certain voting and transfer restrictions on the Shares as well as on the remainder of the shares of the Company held by the Selling Stockholders. Specifically, transfer restrictions are placed on the Selling Stockholders' and the Purchaser's ability to transfer to third parties any portion of the common stock of the Company held by them without first providing the other with the opportunity to sell to such third parties a pro rata portion of its stock. In addition, certain restrictions are placed on the Selling Stockholders' and Purchaser's right to acquire additional stock of the Company. Specifically, among other things, upon an acquisition by the Selling Stockholder or the Purchaser of additional stock of the Company, the acquiring party must offer to purchase from the other party, on the same terms and conditions, two times the number of additional shares purchased. Finally, buy-sell provisions provide that any time after thirty-six (36) months following the date of the Investment Agreement, either the Selling Stockholders or the Purchaser may elect to cause the other to, at the offeree's option, either (i) sell, to the electing party, the offeree's interests in the Company and, in the event the Purchaser is the offeree, the New LLC, or (ii) purchase, from the electing party, the electing party's interests in the Company and, in the event the Purchaser is the offeree, the New LLC. The Investment Agreement also contains certain voting agreement and preemptive rights pursuant to which the Purchaser has the right to approve various matters, including the issuance of Common Stock except on terms which have been offered to and not accepted by Purchaser, affiliate transactions and transactions outside the ordinary course of the business of the Company and the LLC. The Investment Agreement is filed herewith as Exhibit 4.

         At the closing of the transactions contemplated by the Investment Agreement, the Company and the Purchaser shall be obligated to enter into a Registration Rights Agreement pursuant to which the Purchaser may, at any time after the date one year from the date of such Agreement, request that the Company register under the Securities Act of 1933, as amended, any Common Stock of the Company then owned by the Purchaser and the Company will upon such request be obligated to use its best efforts to effect such a registration.
The Company's obligations and the Purchaser's rights with respect to such a demand registration are subject to certain limitations as set forth in the Registration Rights Agreement. In addition, if at any time the Company proposes to register Common Stock for sale, it will be obligated to so notify Purchaser which shall have the right to include in such offering shares of Common Stock owned by the Purchaser. The Purchaser's rights and the Company's obligations with respect to such incidential registrations are subject to certain limitations as set forth in the Registration Rights Agreement. The form of the Registration Rights Agreement is filed herewith as Exhibit 5.

         The Investment Agreement includes as a condition to the obligations of the parties at the Closing that Mr. Makarechian execute and deliver an Agreement (the "Indirect Stockholder Agreement") pursuant to which, among other things, Mr. Makarechian makes certain limited representations regarding the shareholdings in the Company of the Selling Stockholders and the capitalizaiton of the Company. The Indirect Stockholder Agreement also contains non-competition and non-solicitation obligations of Mr. Makarechian. The form of the Indirect Stockholder Agreement is filed herewith as Exhibit 6.

Item 7.          Material to be Filed as Exhibits

         Exhibits which were previously filed as paper exhibits to the Original
Schedule 13D are not included herewith in accordance with Rule 13d-2(c) of the Act.

         Exhibit 1: Written agreement pursuant to Rule 13d-1(f)(1)(iii).

         Exhibit 2: Stock Purchase Agreement.

         Exhibit 3: Escrow Agreement.

         Exhibit 4: Investment and Stockholder Agreement.

         Exhibit 5: Form of Registration Rights Agreements.

         Exhibit 6: Form of Indirect Stockholder Agreement.

         Exhibit 7: Certificate of Formation and Limited Liability Company
                    Agreement of CPH3, L.L.C.



                         [SIGNATURES ON FOLLOWING PAGE]

                                   SIGNATURES


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

         Dated as of the 30th day of September, 1997.



                                         CPH 2, L.L.C.

                                         By: /s/ Hadi Makarechian
                                                 Hadi Makarechian, Member


                                         CPH 3, L.L.C.

                                         By: /s/ Hadi Makarechian
                                                 Hadi Makarechian


                                         /s/ Hadi Makarechian
                                             Hadi Makarechian

                                         /s/ Dale Dowers
                                             Dale Dowers

                                         /s/ Barbara A. Makarechian
                                             Barbara A. Makarechian






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